CBL INTERNATIONAL LIMITED

Suite 19-9-6, Level 9, UOA Centre

No. 19 Jalan Pinang

50450 Kuala Lumpur, Malaysia

Via Edgar

September 20, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CBL International Ltd (the “Company”)

Amendment No. 1 to Registration Statement on Form F-1

Filed September 7, 2022

File No. 333-267077

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated September 19, 2022 (the “Staff’s Letter”) regarding the Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended F-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form S-1 filed September 7, 2022

Summary Consolidated Financial Data, page 14

1.	Please revise your summary financial data to include the financial data as of and for the six months ended June 30, 2022 and 2021.

Response: We respectfully advise the Staff that we have revised pages 14 to 16 of the Amended F-1.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Teck Lim CHIA
CBL International Limited
Chief Executive Officer
Encl.